UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange, Comisión Nacional de Valores and Mercado Abierto Electrónico S.A. dated April 27, 2021.

City of Buenos Aires, April 27, 2021

COMISION NACIONAL DE VALORES

MERCADO ABIERTO ELECTRÓNICO S.A.

BOLSAS Y MERCADOS ARGENTINOS S.A.

(Buenos Aires Stock Exchange)

Present

Ref. : Domestic risk rating of long and short term issuer.

Dear Sirs,

In accordance with the requirements of the Argentine Securities Commission (Comisión Nacional de Valores) Rules, we hereby inform that, in relation to the information provided in the 6-K forms published on January 12, 2021 and February 23, 2021, FIX SCR S.A., an affiliate of Fitch Ratings, upgraded the domestic long-term issuer rating of YPF S.A. from “BBB(arg)” to “A+(arg)”, and the domestic short-term issuer rating from “A3(arg)” to “A1(arg)”. FIX SCR S.A. also changed the outlook from negative to stable. The rating upgrade reflects “the lower refinancing risk for the period 2021-2023 due to improved liquidity, more flexible exchange rate regulation and better than previously expected performance”.

The respective report is available in Spanish at: https://www.fixscr.com/site/download?file=UoigRw-FN4ANLO2wiWtVDUQz3-mSYmIi.pdf .

Yours faithfully.

Santiago Wesenack Market Relations Officer YPF S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 27, 2021	By:	/s/ Santiago Wesenack

	Name:	Santiago Wesenack

	Title:	Market Relations Officer